Exhibit 99.1

Global Ship Lease Announces New First Priority Secured Notes Offering

LONDON, Dec. 11, 2013 (GLOBE NEWSWIRE) — Global Ship Lease, Inc. (NYSE:GSL) (the “Company”) announced today that it plans to issue an aggregate principal amount of up to $400,000,000 of first priority secured notes due 2021 (the “Notes”) in a private placement (the “Offering”). The Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior basis by Global Ship Lease Services Limited and each of the Company’s 17 vessel-owning subsidiaries and in the future by certain of the Company’s existing and future restricted subsidiaries, as may be required by the terms of the indenture that will govern the Notes.

On the issue date, the Notes will be secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors (the “Mortgaged Vessels”) and certain other associated property and contract rights, as well as share pledges over the subsidiary guarantors that own the Mortgaged Vessels (collectively, the “Initial Collateral”). In the future, vessels, shipping containers and container shipping-related assets and certain other associated property and contract rights may be pledged in addition to or in substitution for Initial Collateral.

The Company intends to use the net proceeds from the Offering, together with cash on hand, to repay all outstanding borrowings under, and terminate, the Company’s existing credit facility, to terminate the Company’s existing interest rate swap agreements and to pay related expenses.

The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Notes may not be offered or sold within the United States or to U.S. persons, except to “qualified institutional buyers” in reliance on the exemption from registration provided by Rule 144A and to certain persons in offshore transactions in reliance on Regulation S. You are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. This announcement does not constitute an offer to sell or the solicitation of an offer to buy Notes in any jurisdiction in which such an offer or sale would be unlawful.

Application will be made to list the Notes on the Official List of the Irish Stock Exchange and for the Notes to be admitted to trading on the Global Exchange Market thereof.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

        CONTACT:     Investor and Media Contact:

                The IGB Group

                Bryan Degnan

                646-673-9701

                or

                Leon Berman

                212-477-8438